UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED

(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated January 24, 2008 of Aries Maritime Transport Limited (the “Company”) providing an update on the Ostria.

Attached as Exhibit 2 is a press release dated March 3, 2008 of the Company announcing the sale of the Arius, a 1986-built double-hull products tanker.

Attached as Exhibit 3 is a press release dated March 24, 2008 of the Company announcing the sale of two container vessels and providing a dividend update.

Attached as Exhibit 4 is a press release dated April 22, 2008 of the Company announcing its fourth quarter and full year 2007 financial results.

Attached as Exhibit 5 is a press release dated June 4, 2008 of the Company announcing a new payment date for its first quarter 2008 dividend.

Attached as Exhibit 6 is a press release dated June 12, 2008 of the Company announcing the appointment of a new Chief Financial Officer.

Attached as Exhibit 7 is a press release dated June 30, 2008 of the Company announcing the completion of its review of strategic alternatives.

Attached as Exhibit 8 is a press release dated July 18, 2008 of the Company announcing that it has renewed the bareboat charters for two of its products tankers.

Attached as Exhibit 9 is a press release dated July 24, 2008 of the Company announcing its 2008 first quarter financial results and its initiation of a fixed quarterly dividend of $0.10 per share.

Attached as Exhibit 10 is a press release dated September 18, 2008 of the Company announcing its financial results for the second quarter of 2008.

Attached as Exhibit 11 is a press release dated October 2, 2008 of the Company announcing that it has secured period charters for two of its products tankers.

Exhibit 1

ARIES MARITIME PROVIDES UPDATE ON THE OSTRIA

Provides Anticipated Out-of-Service Time for 2007 Fourth Quarter

ATHENS, January 24 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited [RAMS] today announced the Ostria, a 2000-built products tanker, has returned to service effective January 13, 2008 following the completion of previously announced repairs and preventative maintenance works. The vessel is currently deployed in the spot market as the Company explores period charter opportunities. Aries has received an initial payment of approximately $850,000 in respect to its claim under repairs insurance for the Ostria. The initial payment will be recognized in the fourth quarter of 2007. In addition to insurance claims related to vessel repairs, Aries received approximately $1.2 million in full settlement of its claim under loss-of-hire insurance, which will also be recognized in the fourth quarter of 2007.

Mons S. Bolin, President and Chief Executive Officer, said, “We are pleased to have all of our vessels in service upon completing repairs and preventative maintenance works to the Ostria. As we continue to focus on further improving our ship operations, we expect to complete the transition of 12 vessels to our new service provider during the current quarter. By taking proactive measures to increase our utilization rate and strengthen our ability to meet the highest operational standards, we expect to provide our shareholders with stable dividends that more accurately reflect the earnings power of our fleet over the long term.”

Aries also announced that the Company currently estimates a total of approximately 100 days of out-of-service time for its fleet during the fourth quarter ended December 31, 2007. Approximately 92 of the out-of-service days are related to the Ostria.
The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860

Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860

Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988

Ostria	38,701 dwt	2000	Spot market

High Land	41,450 dwt	1992	Trafigura	Through 4/08	$16,575

High Rider	41,502 dwt	1991	Trafigura	Through 4/08	$16,575

Arius	83,970 dwt	1986	Spot market

Vessels (continued)	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Stena Compass	72,750 dwt	2006	Stena Group	Through 8/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing

Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing

Chinook	38,701 dwt	2001	Stena Group	Through 8/08 with one 12-month extension at charterers’option	$17,062 + 50% of profits over and above $17,500

Container Vessels Saronikos Bridge (ex CMA CGM Makassar)	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400

CMA CGM	2,917 TEU	1990	CMA CGM	Through 9/10	$20,400

Seine Energy 1	2,438 TEU	1989	IRISL	Through 10/08	$17,297

MSC Oslo	2,438 TEU	1989	MSC	Through 3/09	$15,000

Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/09	$13,300

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company’s products tanker vessels are double-hulled with an average age of 8.5 years. The Company’s products tanker fleet consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company’s container vessels have an average age of 18.2 years and range in capacity from 1,799 to 2,917 TEU. All of Aries Maritime’s products tankers and container vessels, other than the Ostria and the Arius, currently have period charter coverage. Charters for 30% of the Company’s products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.’’  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

CONTACT:

Company Contact:

Richard J.H. Coxall
Chief Financial Officer
Aries Maritime Transport Limited
+30-210-8983787

Investor and Media Contacts:

Leon Berman
Principal
The IGB Group
+1-212-477-8438

Michael Cimini
Vice President
The IGB Group
+1-212-477-8261

Exhibit 2

ARIES MARITIME ANNOUNCES SALE OF THE ARIUS

ATHENS, March 3 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ:RAMS) today announced it has reached an agreement to sell the Arius, a 1986-built double-hull products tanker, to an unrelated third party for a net price of $21.825 million. The Company expects to realize a book profit of approximately $10.7 million upon delivery of the vessel, which is expected in the second quarter of 2008.

Mons S. Bolin, President and Chief Executive Officer, said, “Our strategic decision to sell the oldest vessel in our fleet at an attractive price improves the average age of our nine remaining products tankers and enhances our financial flexibility. We expect to realize a book profit of approximately $10.7 million from the sale of the Arius and will use the proceeds to pay down debt under our fully revolving credit facility.”

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double-hulled with an average age of 7.2 years, which excludes the Arius. Upon completing the sale of the Arius, the Company's products tanker fleet will consist of five MR tankers and four Panamax tankers. The Company also owns a fleet of five container vessels that have an average age of 18.3 years and range in capacity from 1,799 to 2,917 TEU. All of Aries Maritime's products tankers and container vessels, other than the Ostria and the Arius, currently have period charter coverage. Charters for 30% of the Company's products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

    Company Contact:

    Richard J.H. Coxall
    Chief Financial Officer
    Aries Maritime Transport Limited
    +30-210-8983787

    Investor and Media Contacts:

    Leon Berman
    Principal
    The IGB Group
    +1-212-477-8438

    Michael Cimini
    Vice President
    The IGB Group
    +1-212-477-8261

Exhibit 3

ARIES MARITIME TRANSPORT LIMITED ANNOUNCES SALE OF TWO CONTAINER VESSELS AND PROVIDES DIVIDEND UPDATE

ATHENS, Greece, March 24 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ:RAMS) today announced it has reached an agreement to sell both the Energy 1, a 1989-built container vessel, and its sister ship, the MSC Oslo, to an unrelated third party for a net price totaling approximately $40 million. The Company expects to finalize the sale with the delivery of the vessels during the second quarter of 2008.

Mons S. Bolin, President and Chief Executive Officer, said, “Following our previously announced agreement on March 3, 2008 to sell the Arius, the oldest vessel in our fleet, we are pleased to further strengthen our fleet profile and financial flexibility with these sales. Upon completing the sale of the Energy 1 and the MSC Oslo, we expect to realize a book profit totaling approximately $6.3 million and will use the proceeds to reduce the outstanding borrowing under the fully revolving credit facility.”

The Company also announced it has temporarily suspended payment of its quarterly dividend, effective for the dividend in respect of the fourth quarter of 2007. The Company expects to resume the distribution of quarterly dividends, as determined by its Board of Directors and consistent with its dividend policy, beginning with the dividend in respect of the first quarter of 2008.

The Company has received consent from its lenders to a relaxation of the interest coverage covenant contained in its fully revolving credit facility from December 31, 2007 through September 30, 2008. The Company has also voluntarily agreed to reduce the commitment under its fully revolving credit facility to $290 million.

Mr. Bolin added, “During a time when we continue to explore strategic alternatives, we remain focused on taking further steps to implement our long-term period charter approach. We believe this approach supports the Company's long-term dividend objectives.”

On March 7, 2008 Aries announced that its Board of Directors initiated a review to evaluate strategic alternatives to enhance shareholder value. These alternatives may include, but are not limited to the sale or merger of the Company, other strategic transactions, potential capital raises, and the continued execution of the Company's operating plan.

The Company has retained Merrill Lynch & Co. as an advisor in connection with the evaluation process. The Company noted that there can be no assurance that the exploration of strategic alternatives will result in any transaction and it undertakes no obligation to make any further announcements regarding the exploration of strategic alternatives until the outcome of the process is completed or until there are material developments.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double-hulled with an average age of 7.2 years, which excludes the Arius. Upon completing the sale of the Arius, the Company's products tanker fleet will consist of five MR tankers and four Panamax tankers. The Company also owns a fleet of three container vessels, which excludes the Energy 1 and the MSC Oslo, that have an average age of 18.3 years and range in capacity from 1,799 to 2,917 TEU. All of Aries Maritime's products tankers and container vessels, other than the Ostria and the Arius, currently have period charter coverage. Charters for 30% of the Company's products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as 'forward-looking statements.' We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

    Investor and Media Contacts:

    Leon Berman
    Principal
    The IGB Group
    +1-212-477-8438

    Michael Cimini
    Vice President
    The IGB Group
 +1-212-477-8261

Exhibit 4

ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
FORTH QUARTER AND FULL YEAR 2007 FINANCIAL RESULTS

ATHENS, Greece, April 22 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ:RAMS) today reported its financial results for the three months and year ended December 31, 2007. The following financial review discusses the results for the three months ended December 31, 2007 compared with the three months ended September 30, 2007 to provide a more meaningful comparison. It also refers to the results for the three months ended December 31, 2007 compared with the results for the three months ended December 31, 2006 as well as results for the twelve months ended December 31, 2007 compared with the results for the twelve months ended December 31, 2006.

Sequential Quarterly Results

Revenues of $25.5 million were recorded for the three months ended December 31, 2007, compared to revenues of $23.2 million recorded for the three months ended September 30, 2007. The increase in revenues is primarily due to less off-hire time for certain vessels during the three months ended December 31, 2007 compared to the three month period ended September 30, 2007.

As of December 31, 2007, the fleet comprised ten products tankers and five container ships, which is the same number of vessels as of September 30, 2007. During the three months ended December 31, 2007, vessel operating days totaled 1,380, compared to total vessel operating days of 1,380 for the three months ended September 30, 2007. Actual revenue days for the three month period ended December 31, 2007 were 1,340 days, which includes 60 days of loss-of-hire insurance proceeds in respect to the Ostria, compared with 1,230 days for the three month period ended September 30, 2007. Net loss for the three months ended December 31, 2007 was $7.0 million or $0.25 per basic and diluted common share, compared to net loss of $6.5 million or $0.23 per basic and diluted common share recorded for the three months ended September 30, 2007.

Results for the three month period ended December 31, 2007 include an unrealized loss of $2.5 million from the change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company’s exposure to US$ interest rates on its debt and do not represent results from operations. Excluding this non-cash unrealized loss, the net loss for the three month period ended December 31, 2007, was $4.5 million, or $0.16 per basic and diluted common share. Results for the three month period ended September 30, 2007 include an unrealized loss of $3.3 million from the change in the value of the same derivatives. Excluding this non-cash unrealized loss, net loss was $3.1 million, or $0.11 per basic and diluted common share.

Adjusted EBITDA for the three months ended December 31, 2007 was $9.8 million compared to $10.8 million for the three months ended September 30, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, “During 2007 and into 2008, Aries took active measures to optimize its future commercial performance and support its long-term dividend objectives. Specifically, we further implemented our period charter strategy by signing new contracts for three vessels at attractive rates with an average minimum duration of 22 months. Second, we engaged alternative ship management for all 12 vessels managed by our main ship management service provider. Third, we entered into agreements to sell three of our oldest ships, a 1986-built products tanker and two container vessels, at favorable prices. During a time when we continue the exploration of strategic alternatives, we remain committed to resuming the distribution of quarterly dividends beginning with the first quarter of 2008.”

Year-Over-Year Fourth Quarter Results

Revenues of $25.5 million were recorded for the three months ended December 31, 2007, compared to revenues of $27.1 million recorded for the three months ended December 31, 2006. The decrease in revenues is primarily attributable to higher revenues earned by certain ships during the three months ended December 31, 2006 compared to the three month period ended December 31, 2007. Net loss was $7.0 million or $0.25 per basic and diluted common share for the three months ended December 31, 2007, compared to net income of $1.5 million or $0.05 per basic and diluted common share recorded for the three months ended December 31, 2006.

Results for the three month period ended December 31, 2007, included an unrealized loss of $2.5 million from the change in the fair value of derivatives. Excluding this non-cash unrealized loss, the net loss for the three month period ended December 31, 2007, was $4.5 million, or $0.16 per basic and diluted common share. Results for the three month period ended December 31, 2006 include an unrealized gain of $0.1 million from the aforementioned derivatives. Excluding this non-cash unrealized gain, the net income for the three month period ended December 31, 2006, was $1.4 million, or $0.05 per basic and diluted common share.

Adjusted EBITDA for the three months ended December 31, 2007 was $9.8 million compared to $12.4 million for the three months ended December 31, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Twelve-Month Results

Revenues of $99.4 million were recorded for the twelve months ended December 31, 2007, compared to revenues of $94.2 million recorded for the twelve months ended December 31, 2006. The increase in revenues is primarily due to an increase in operating days. During the twelve months ended December 31, 2007 vessel operating days totaled 5,475 compared to total vessel operating days of 5,265 for the twelve months ended December 31, 2006. Net loss was $8.7 million or $0.31 per basic and diluted common share for the twelve months ended December 31, 2007, compared to net income of $2.2 million or $0.08 per basic and diluted common share recorded for the twelve months ended December 31, 2006.

Results for the twelve month period ended December 31, 2007 include an unrealized loss of $4.1 million from the change in the fair value of derivatives. Excluding this non-cash unrealized loss, the net loss for the twelve month period ended December 31, 2007, was $4.6 million, or $0.16 per basic and diluted common share. Results for the twelve month period ended December 31, 2006 include an unrealized loss of $1.8 million from derivatives. Excluding this non-cash unrealized loss, net income for the twelve month period ended December 31, 2006, was $4 million, or $0.14 per basic and diluted common share.

Adjusted EBITDA for the twelve months ended December 31, 2007 was $48.8 million compared to $43.5 million for the twelve months ended December 31, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report

Aries currently operates a fleet of ten double-hull products tankers and five container ships. In March 2008, the Company announced agreements for the sale of the Arius, a 1986-built double-hull products tanker, as well as the Energy 1, a 1989-built container vessel, and its sister ship, the MSC Oslo, for a net price totaling approximately $61.8 million. These transactions are expected to realize a book profit totaling approximately $17 million upon delivery of the three vessels during the second quarter of 2008. The Company will use the proceeds to reduce outstanding borrowings under its fully revolving credit facility.

Fleet Deployment

Currently, 11 of Aries’ 15 vessels are deployed on period charters with established international charterers and state-owned entities. The charters have remaining periods ranging from approximately 0.1 to 2.4 years.

On January 13, 2008, the Ostria, a 2000-built products tanker, returned to service in the spot market following the completion of previously announced repairs and preventative maintenance works. Aries received an initial payment of approximately $850,000 in respect to its claim under repairs insurance and $1.2 million in full settlement of its claim under loss-of-hire insurance. Both claims were recognized in the fourth quarter of 2007. The Company expects to recognize further payments from repairs insurance during the first quarter ended March 31, 2008.

In respect to the Energy 1, this vessel is currently undergoing previously announced repairs and is expected to return to service in May of 2008. Aries intends to submit insurance claims with respect to both out-of-service time and engine repairs related to this vessel. The charterer has exercised its option to redeliver the Energy 1 due to the vessel exceeding the maximum off- hire time allowed under the contract. Aries expects to deliver the Energy 1 under the aforementioned sale agreement upon the completion of repairs to the vessel.

In March 2008, the period charter for the High Rider, a 1991-built double- hull products tanker, expired. The vessel is currently operating in the spot market as the Company seeks long-term period charter opportunities. The initial voyage charter for the High Rider is expected to generate a TCE equivalent of approximately $21,000 per day.

On March 7, 2008, Aries announced that its Board of Directors initiated a review to evaluate strategic alternatives to enhance shareholder value. These alternatives may include, but are not limited to the sale or merger of the Company, other strategic transactions, potential capital raises, and the continued execution of the Company’s operating plan. The Company has retained Merrill Lynch & Co. as an advisor in connection with the evaluation process. There can be no assurance that the exploration of strategic alternatives will result in any transaction and it undertakes no obligation to make any further announcements regarding the exploration of strategic alternatives until the outcome of the process is completed or until there are material developments.

The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers

Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860

Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860

Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988

Ostria	38,701 dwt	2000	Spot market

High Land	41,450 dwt	1992	Trafigura	Through 05/08	$16,575

High Rider	41,502 dwt	1991	Spot market

Arius	83,970 dwt	1986	Spot market

Stena	72,750 dwt	2006	Stena Group	Through 8/08	Bareboat charter Compass at rate of $18,700 + 30% index linked profit sharing

Stena	72,750 dwt	2006	Stena Group	Through 12/08	Bareboat charter Compassion at rate of $18,700 + 30% index linked profit sharing

Chinook	38,701 dwt	2001	Stena Group	Through 8/08	$17,062 + 50% of profits over and above $17,500

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Container Vessels

Saronikos Bridge (ex CMA CGM Makassar)	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400

CMA CGM	2,917 TEU	1990	CMA CGM	Through 9/10	$20,400

Seine

Energy 1	2,438 TEU	1989	-

MSC Oslo	2,438 TEU	1989	MSC	Through 3/09	$15,000

Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/09	$13,300

Summary of Selected Data

ADJUSTED EBITDA RECONCILIATION (1)	Three Months Ended
(All amounts in US$000’s unless otherwise stated)	December 31, 2007	September 30, 2007

NET LOSS	(7,046)	(6,460)
PLUS : NET INTEREST EXPENSE	5,786	5,430
PLUS : DEPRECIATION AND AMORTIZATION	8,582	8,508
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	2,455	3,336
ADJUSTED EBITDA	9,777	10,814
FLEET DATA
NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	13	13
WEIGHTED AVERAGE AGE OF FLEET	11.7	11.5
OPERATING DAYS (2)	1,380	1,380
AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (3)	19,233	17,600
TOTAL VESSEL OPERATING EXPENSES (4)	9,966	8,432
ADJUSTED EBITDA (5)	7,085	7,836

ADJUSTED EBITDA RECONCILIATION (1)	Three Months Ended December 31,
(All amounts in US$000’s unless otherwise stated)	2007	2006

NET LOSS (INCOME)	(7,046)	1,488
PLUS : NET INTEREST EXPENSE	5,786	5,386
PLUS : DEPRECIATION AND AMORTIZATION	8,582	5,623
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	2,455	(146)
ADJUSTED EBITDA	9,777	12,351
FLEET DATA
NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	13	13
WEIGHTED AVERAGE AGE OF FLEET	11.7	10.7
OPERATING DAYS (2)	1,380	1,380
AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (3)	19,233	20,402
TOTAL VESSEL OPERATING EXPENSES (4)	9,966	7,690
ADJUSTED EBITDA (5)	7,085	8,950

ADJUSTED EBITDA RECONCILIATION (1)	Twelve Months Ended December 31,
(All amounts in US$000’s unless otherwise stated)	2007	2006

NET (LOSS)/INCOME	(8,733)	2,199
PLUS : NET INTEREST EXPENSE	22,217	18,204
PLUS : DEPRECIATION AND AMORTIZATION	31,257	21,326
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	4,060	1,788
ADJUSTED EBITDA	48,801	43,517
FLEET DATA
NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	13	13
WEIGHTED AVERAGE AGE OF FLEET	11.7	10.7
OPERATING DAYS (2)	5,475	5,265
AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (3)	18,933	18,464
TOTAL VESSEL OPERATING EXPENSES (4)	8,275	6,871
ADJUSTED EBITDA (5)	8,913	8,265

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives.  e Company’s management uses Adjusted EBITDA as a performance measure.  e Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by GAAP.

The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company’s possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of (a) the 92 operating days of the vessels during the three month period ended September 30, 2007 (b) the 92 operating days of the vessels during the three month period ended December 31, 2007 and (c) the 365 operating days of the vessels during the twelve month period ended December 31, 2007.

(4) Total Vessel Operating Expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees. Adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:

(a) the 92 operating days of the vessels during the three month period ended September 30, 2007 (b) the 92 operating days of the vessels during the three month period ended December 31, 2007 and ( c ) the 365 operating days of the vessels during the twelve month period ended December 31, 2007.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Credit Facility

On March 25, 2008, the Company announced it received consent from its lenders to a relaxation of the interest coverage covenant contained in its fully revolving credit facility from December 31, 2007 through September 30, 2008. The Company also voluntarily agreed to reduce the commitment under its fully revolving credit facility to $290 million.

2007 Dividend

Aries’ Board of Directors declared and paid an aggregate dividend of $0.56 per share for three quarters of 2007. The Company temporarily suspended payment of its quarterly dividend for the fourth quarter of 2007. The Company expects to resume the distribution of quarterly dividends, as determined by its Board of Directors and consistent with its dividend policy, beginning with the dividend for the first quarter of 2008. Aries expects to declare a first quarter dividend for the three-month period ended March 31, 2008 on May 13, 2008.

Aries’ policy is to pay a quarterly dividend in March, May, August and November of each year, in an amount equal to the charter hire received by Aries during the preceding quarter less cash expenses for that quarter (principally vessel operating expenses, debt service and administrative expenses) and any reserves our Board of Directors determines we should maintain. The payment of dividends is at the discretion of the Board.

Conference Call and Webcast Information

The Company announced that it will hold a conference call on Tuesday, April 22, 2008, at 10:00 a.m. Eastern Time to discuss results for the fourth quarter of 2007. To access the conference call, dial (877) 741-4253 for domestic callers, or (719) 325-4799 for international callers, and use the reservation number 2706746. Following the teleconference, a replay of the call may be accessed by dialing (888) 203-1112 for domestic callers, or (719) 457-0820 for international callers, and using the reservation number 2706746. The replay will be available through May 6, 2008. The conference call will also be webcast live on the Company’s website: www.ariesmaritime.com . A replay of the webcast will be available following the call through May 6, 2008.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company’s products tanker vessels are double-hulled with an average age of 7.3 years, which excludes the Arius. Upon completing the sale of the Arius, the Company’s products tanker fleet will consist of five MR tankers and four Panamax tankers. The Company also owns a fleet of three container vessels, which excludes the Energy 1 and the MSC Oslo, that have an average age of 18.4 years and range in capacity from 1,799 to 2,917 TEU. Currently, 11 of the Company’s 15 vessels have period charter coverage. Charters for 30% of the Company’s products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2007 AND SEPTEMBER 30, 2007

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Three month period ended
	December 31, 2007	September 30, 2007
REVENUES:
Revenue from voyages	25,474	23,221
EXPENSES:
Commissions	(513)	(526)
Voyage expenses	(1,784)	(1,043)
Vessel operating expenses	(10,005)	(8,356)
General and administrative expenses	(2,536)	(1,559)
Depreciation	(7,681)	(7,670)
Amortization of dry-docking and special survey expense	(1,356)	(1,213)
Management fees	(631)	(516)
	(24,506)	(20,883)
Net operating income	968	2,338
OTHER INCOME (EXPENSES):
Interest expense	(5,698)	(5,646)
Interest received	172	217
Other expenses, net	(33)	(33)
Change in fair value of derivatives	(2,455)	(3,336)
Total other expenses, net	(8,013)	(8,798)
NET LOSS	(7,046)	(6,460)
Earnings per share:
Basic and diluted	$(0.25)	$(0.23)
Weighted average number of shares:
Basic and diluted	28,478,959	28,439,818

Other Financial Data	Three month period December 31,
(All amounts in thousands of U.S. dollars)	2007	2006

Net cash provided by operating activities	2,887	4,122
Net cash used in investing activities	(51)	(314)
Net cash used in financing activities	(3,244)	(5,386)

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Three month period ended December 31,
	2007	2006
REVENUES:
Revenue from voyages	25,474	27,087
EXPENSES:
Commissions	(513)	(400)
Voyage expenses	(1,784)	(2,164)
Vessel operating expenses	(10,005)	(7,837)
General and administrative expenses	(2,536)	(1,151)
Depreciation	(7,681)	(7,671)
Amortization of dry-docking and special survey expense	(1,356)	(896)
Management fees	(631)	(520)
	(24,506)	(20,639)
Net operating income	968	6,448
OTHER INCOME (EXPENSES):
Interest expense	(5,698)	(5,572)
Interest received	172	186
Other income (expenses), net	(33)	280
Change in fair value of derivatives	(2,455)	146
Total other expenses, net	(8,013)	(4,960)
NET LOSS (INCOME)	(7,046)	1,488
Earnings per share:
Basic and diluted	$(0.25)	$0.05
Weighted average number of shares:
Basic and diluted	28,478,959	28,416,877

Other Financial Data	Three month period ended December 31,
(All amounts in thousands of U.S. dollars)	2007	2006

Net cash provided by / used in operating activities	2,887	(2,315)
Net cash used in / provided by investing activities	(51)	8,042
Net cash used in financing activities	(3,244)	(5,864)

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Audited)
	Year ended December 31, 2007	Year ended December 31, 2006
REVENUES:
Revenue from voyages	99,423	94,199
EXPENSES:
Commissions	(1,999)	(1,403)
Voyage expenses	(5,082)	(4,076)
Vessel operating expenses	(32,073)	(27,091)
General & administrative expenses	(5,666)	(4,226)
Depreciation	(30,653)	(29,431)
Amortization of dry-docking and special survey expense	(5,094)	(3,568)
Management fees	(2,171)	(1,999)
	(82,738)	(71,794)
Net operating income	16,685	22,405
OTHER EXPENSES:
Interest expense	(21,875)	(19,135)
Interest received	762	931
Other expenses, net	(245)	(214)
Change in fair value of derivatives	(4,060)	(1,788)
Total other expenses, net	(25,418)	(20,206)
NET LOSS/ (INCOME)	(8,733)	2,199
Earnings per share:
Basic and diluted	$(0.31)	$0.08
Weighted average number of shares:
Basic and diluted	28,478,959	28,416,877

Other Financial Data	Year ended December 31,
(All amounts in thousands of U.S. dollars)	2007	2006

Net cash provided by operating activities	17,581	24,215
Net cash used in investing activities	(436)	(101,815)
Net cash used in / provided by financing activities	(16,313)	69,964

ARIES MARITIME TRANSPORT LIMITED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. Dollars)

	(Unaudited) December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	12,444	11,612
Restricted cash	39	3,242
Trade receivables, net	2,219	1,960
Other receivables	1,033	172
Derivative financial instruments	-	671
Inventories	1,969	1,496
Prepaid expenses	1,681	338
Due from managing agent	814	444
Due from related parties	-	2,495
Total current assets	20,199	22,430
Vessels and other fixed assets, net	400,838	431,396
Deferred charges, net	2,906	4,214
Restricted cash	1,548	-
Total non-current assets	405,292	435,610
Total assets	425,491	458,040
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	84,800	-
Accounts payable, trade	8,423	11,828
Accrued liabilities	5,297	7,289
Deferred income	2,291	1,947
Derivative financial instruments	5,936	2,547
Deferred revenue	4,656	6,011
Due to related parties	594	-
Total current liabilities	111,997	29,622
Long-term debt, net of current portion	200,000	284,800
Deferred revenue	6,375	11,030
Total liabilities	318,372	325,452
Commitments and contingencies
Stockholders’ equity Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.
Common Stock, $0.01 par value, 100 million shares authorized, 28.6 million shares issued and outstanding at December 31, 2007 (2006: 28.4 million shares)	286	284
Additional paid-in capital	115,566	132,304
Deficit	(8,733)	-
Total stockholders’ equity	107,119	132,588
Total liabilities and stockholders’ equity	425,491	458,040

*  The amounts in this column have been extracted from audited financial statements

Source:  Aries Maritime Transport Limited

Exhibit 5

ARIES MARITIME ANNOUNCES
NEW PAYMENT DATE FOR FIRST QUARTER DIVIDEND

ATHENS, Greece, June 4 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ:RAMS) today announced the Company's previously declared first quarter dividend is expected to be paid to shareholders on or about June 6, 2008. On May 13, 2008, the Company's Board of Directors declared a $0.10 per share dividend for the three-month period ended March 31, 2008.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double-hulled with an average age of 7.4 years, which excludes the Arius. Upon completing the sale of the Arius, the Company's products tanker fleet will consist of five MR tankers and four Panamax tankers. The Company also owns a fleet of three container vessels, which excludes the Energy 1 and the MSC Oslo, that have an average age of 18.5 years and range in capacity from 1,799 to 2,917 TEU. Currently, 11 of the Company's 15 vessels have period charter coverage. Charters for 30% of the Company's products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

    Investor and Media Contacts:

    Michael Cimini
    Vice President
    The IGB Group
    +1-212-477-8261

Exhibit 6

ARIES MARITIME APPOINTS NEW CHIEF FINANCIAL OFFICER

ATHENS, June 12 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ:RAMS) today announced it has appointed Ioannis Makris as the Company's Chief Financial Officer, effective immediately.

Mr. Makris, 40, has approximately 15 years of experience in finance and shipping. Previously, he served as a Banking Executive at Cardiff Marine Inc., one of the largest Greek-based shipping companies. Prior to that, Mr. Makris was a Finance and Accounting Manager at Niki Shipping Company Inc., a private shipping company based in Athens. He began his career at Ernst & Young, where he was an auditor and a consultant from 1993 to 1996. Mr. Makris received a BS in Economics from the London School of Economics and Political Science and an MS in Economics from Birkbeck College in London. He is a Chartered Certified Accountant.

Mons S. Bolin, President and Chief Executive Officer, commented, “We are delighted to welcome Ioannis Makris to Aries Maritime. His financial expertise and in-depth experience in the shipping industry provides an ideal fit for our Company.”

The Company also announced that it has completed the sale of the Arius, a 1986-built double-hull products tanker, as well as the Energy 1, a 1989-built container vessel, and its sister ship, the MSC Oslo, for a net price totalling $60.8 million. With the delivery of these three vessels, Aries expects to realize a book profit of approximately $16 million during the second quarter of 2008. The Company will use the proceeds to reduce outstanding borrowings under its fully revolving credit facility.

Mr. Bolin added, “We are pleased to complete the sale of our three oldest vessels, as planned. With this strategic action, we have considerably enhanced our fleet profile and strengthened our financial flexibility for the benefit of the Company and its shareholders.”

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Currently, 11 of the Company's 12 vessels have period charter coverage. Charters for 30% of the Company's products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

    Investor and Media Contacts:

 Michael Cimini
    Vice President
    The IGB Group
    +1-212-477-8261

Exhibit 7

ARIES MARITIME ANNOUNCES
COMPLETION OF REVIEW OF STRATEGIC ALTERNATIVES

ATHENS, June 30 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ:RAMS) today announced it has concluded its review of strategic alternatives that the Company initiated in March of 2008.

Mons S. Bolin, President and Chief Executive Officer, commented, “After careful consideration, the Board of Directors has concluded its review of various strategic alternatives and decided that is in the best interests of our shareholders to continue to execute the Company's operating plan. Management remains focused on renewing and repositioning our fleet and maintaining our period charter approach in support of the Company's long-term objectives.”

Aries also announced that it has received an extension from its lenders of its deadline to reduce the outstanding borrowings under its fully revolving credit facility to $200 million from June 30, 2008 to August 31, 2008. As of June 30, 2008, Aries had reduced the outstanding borrowings under its fully revolving credit facility to $223.7 million.

Mr. Bolin added, “As previously announced, we completed the sale of the three oldest vessels in our fleet for a net price totalling $60.8 million. The proceeds were used to reduce outstanding borrowings under our fully revolving credit facility. We continue to seek opportunities to sell one or more vessels. In accomplishing this goal, we expect to further enhance the age profile of our fleet and strengthen our financial position in order to acquire additional vessels for the benefit of our shareholders.”

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Currently, 11 of the Company's 12 vessels have period charter coverage. Charters for 30% of the Company's products tanker fleet currently have profit sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,“ and “expect” reflect forward-looking statements.

    Investor and Media Contacts:

    Michael Cimini
    Vice President
    The IGB Group
    +1-212-477-8261

Exhibit 8

ARIES MARITIME ANNOUNCES
EXTENDED BAREBOAT CHARTERS FOR TWO PRODUCTS TANKERS

ATHENS, July 18 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ: RAMS) today announced it has renewed the bareboat charters for the Stena Compass, a 2006-built double-hull products tanker, and its sister ship, the Stena Compassion, with Stena Group. The charters will be for 23 to 25 months at a gross rate of $18,700 per day per vessel, less 2.5% in brokerage commissions. The charters also include a profit-sharing component for Aries equal to 30% of the actual Time Charter Equivalent rate above $26,000 per day per vessel. The charters are scheduled to commence upon expiration of the vessels' current charter.

Aries also announced that the CMA CGM Seine, a 1990-built container vessel, is expected to be redelivered to the Company on July 20, 2008 following completion of its scheduled voyage and cargo operations. Aries and the charterer mutually agreed to the redelivery following damage to the main engine of the vessel, which will undergo repairs that are expected to be completed by the end of August 2008.

Jeff Parry, Chief Executive Officer, commented, “We are pleased to renew the bareboat charters for the Stena Compass and Stena Compassion with a leading international shipping group. Our new management team is committed to increasing shareholder value, and we believe these charters represent a positive first step. Consistent with our turnaround efforts, we are working closely with our third-party ship managers to improve our fleet's technical performance. As the CMA CGM Seine undergoes repairs, we will evaluate options including new period charter opportunities as well as a possible sale of the vessel.”

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Eight of the Company's 12 vessels have period charter coverage. Charters for three of the Company's products tanker fleet currently have profit-sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

    Investor and Media Contacts:

    Michael Cimini
    Vice President
    The IGB Group
    +1-212-477-8261

Exhibit 9

Aries Maritime Transport Limited Announces First Quarter 2008 Financial Results And Initiates Fixed Quarterly Dividend of $0.10 Per Share

ATHENS, Greece, July 24 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ: RAMS) today reported financial results for the three months ended March 31, 2008.

First Quarter Results

Total revenues for the three month period ended March 31, 2008 were $24.9 million compared to $25.6 million in the prior year period. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions, total revenues were $23.7 million and $23.4 million for the three month periods ended March 31, 2008 and 2007, respectively.

During the three month period ended March 31, 2008, vessel operating days totaled 1,365, compared to total vessel operating days of 1,350 for the three month period ended March 31, 2007. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Actual revenue days during the three month period ended March 31, 2008 totaled 1,292, compared to 1,234 days for the three month period ended March 31, 2007.The Company defines revenue days as the total days the vessels were not out of service.

Aries reported a net loss of $6.9 million, or $0.24 per basic and diluted common share, for the three month period ended March 31, 2008, compared to net income of $0.5 million, or $0.02 per basic and diluted common share, for the three month period ended March 31, 2007. Results for the three month period ended March 31, 2008 included an unrealized loss of $3.6 million from the change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company’s exposure to U.S. interest rates on its debt. Results for the three month period ended March 31, 2007 included an unrealized loss of $0.4 million from the change in the fair value of derivatives.

Adjusted EBITDA for the three month period ended March 31, 2008 was $8.7 million compared to $13.1 million for the three month period ended March 31, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)  Jeff Parry, Chief Executive Officer, commented, “Since joining Aries Maritime as the new CEO earlier this month, we have initiated a complete review of the Company’s business with the aim of improving future results. While this review is ongoing, our new management team remains committed to preserving the financial flexibility of the Company, improving the operating performance of our vessels, maintaining our period charter approach, and executing a disciplined strategy to reconfigure our fleet profile. By implementing a comprehensive turnaround plan to achieve these objectives, we expect to drive long-term value for our shareholders.”

Fleet Report

Aries currently operates a fleet of nine double-hull products tankers and three container ships. In June 2008, the Company completed the sale of the Arius, a 1986-built double-hull products tanker, as well as the Energy 1, a 1989-built container vessel, and its sister ship, the MSC Oslo, for a total net price of approximately $60.8 million. These transactions are expected to contribute a book profit totaling approximately $16 million to earnings during the second quarter of 2008. The Company used the proceeds to reduce outstanding borrowings under its fully revolving credit facility.

Fleet Deployment

Currently, eight of Aries’ 12 vessels are deployed on period charters with established international charterers and state-owned entities. The charters have remaining periods ranging from approximately 0.1 to 2.4 years. Our vessels Ostria, High Land and High Rider are currently operating in the spot market while we seek period employment. On or about August and November of 2008, the Chinook and Nordanvind will complete their current charters to Stena Group and PDVSA, respectively.

On July 18, 2008, Aries announced it renewed the bareboat charters for the Stena Compass, a 2006-built double-hull products tanker, and its sister ship, the Stena Compassion, with Stena Group. The charters will be for 23 to 25 months at a gross rate of $18,700 per day per vessel, less 2.5% in brokerage commissions. The charters also include a profit-sharing component for Aries equal to 30% of the actual time charter equivalent (TCE) rate achieved above $26,000 per day per vessel. The charters are scheduled to commence upon expiration of the vessels’ current charters.

The CMA CGM Seine, a 1990-built container vessel, was redelivered to the Company on July 20, 2008, following completion of its scheduled voyage and cargo operations. Aries and the charterer mutually agreed to the redelivery following damage to the main engine of the vessel, which will undergo repairs that are expected to be completed by the end of August 2008. Aries is evaluating options including new period charter opportunities as well as a possible sale of the vessel.

The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers

Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860

Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860

Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988

Ostria	38,701 dwt	2000	Spot market	-	-

High Land	41,450 dwt	1992	Spot market	-	-

High Rider	41,502 dwt	1991	Spot market	-	-

Stena Compass	72,750 dwt	2006	Stena Group	Through 8/08	Bareboat charter rate of $18,700 + 30% index - linked profit sharing component above $24,500

			Stena Group	Through 8/10	Bareboat charter rate of $18,232.50 + 30% of profits Above $26,000

Vessels (continued)	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/08	Bareboat charter rate of $18,700 + 30% index-linked profit sharing component above $24,500

			Stena Group	Through 12/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000

Chinook	38,701 dwt	2001	Stena Group	Through 8/08	$17,062 + 50% of profits above $17,500

Container Vessels

Saronikos Bridge	2,917 TEU	1990	CMA CGM	Through5/10	$20,400

CMA CGM Seine	2,917 TEU	1990	-	-	-

Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/09	$13,300

Summary of Selected Data

ADJUSTED EBITDA RECONCILIATION (1)	Three Months Ended March 31,
(All amounts in US$000’s unless otherwise stated)	2008	2007

NET INCOME	(6,863)	533
PLUS : NET INTEREST EXPENSE	4,454	5,457
PLUS : DEPRECIATION AND AMORTIZATION	7,066	6,642
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	3,607	451
PLUS: STOCK-BASED COMPENSATION	466
ADJUSTED EBITDA	8,730	13,083
FLEET DATA
NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	13	14
WEIGHTED AVERAGE AGE OF FLEET	12	11
OPERATING DAYS (2)	1,365	1,350
AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (3)	17,798	20,123
TOTAL VESSEL OPERATING EXPENSES (4)	9,718	7,490
ADJUSTED EBITDA (5)	6,396	9,691

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization, change in the fair value of derivatives and stock-base compensation expense. The Company’s management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by GAAP.
The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company’s possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of (a) the 91 operating days of the vessels during the three month period ended March 31, 2008 and (b) the 90 operating days of the vessels during the three month period ended March 31, 2007.

(4) Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters: (a) the 91 operating days of the vessels during the three month period ended March 31, 2008, and (b) the 90 operating days of the vessels during the three month period ended March 31, 2007.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

First Quarter 2008 Dividend

On May 13, 2008, Aries’ Board of Directors declared a $0.10 per share dividend in respect of the three month period ended March 31, 2008. The dividend was paid on June 6, 2008 to shareholders of record on May 23, 2008.

The Company also announced that the Board of Directors has determined to set Aries’ dividend policy as a fixed quarterly dividend of $0.10 per share. This dividend policy remains subject to the discretion of the Board, market conditions, loan covenants compliance and the provisions of Bermuda law.

Conference Call and Webcast Presentation

Aries will hold a conference call and webcast presentation on Thursday, July 24, 2008, at 10:00 a.m. Eastern Time to discuss results for the first quarter of 2008. To access the conference call, dial (800)-533-7619 for domestic callers, or (785)-830-1923 for international callers, and use the reservation number 7642331. The conference call will also be broadcast live over the Internet and include a slide presentation. To access the live webcast and slide presentation, please go to the Company’s website: http://www.ariesmaritime.com. The Company intends to place a slide presentation for the first quarter of 2008 on its website prior to the conference call.
Following the teleconference, a replay of the call may be accessed by dialing 888-203-1112 for domestic callers, or 719-457-0820 for international callers, and using the reservation number 7642331. The replay will be available through August 7, 2008. A replay of the webcast presentation will be available following the call through August 7, 2008.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Eight of the Company’s 12 vessels have period charter coverage. Charters for three of the Company’s products tanker fleet currently have profit-sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Three month period ended March 31,
	2008	2007
REVENUES:
Revenue from voyages	24,879	25,574
EXPENSES:
Commissions	(446)	(396)
Voyage expenses	(2,493)	(1,390)
Vessel operating expenses	(9,698)	(7,066)
General and administrative expenses	(2,118)	(843)
Depreciation	(7,114)	(7,646)
Amortization of dry-docking and special survey expense	(1,145)	(1,187)
Management fees	(653)	(510)
Net operating income	1,212	6,536
OTHER INCOME (EXPENSES):
Interest expense	(4,568)	(5,632)
Interest received	114	175
Other income (expenses), net	(14)	(95)
Change in fair value of derivatives	(3,607)	(451)
Total other expenses, net	(8,075)	(6,003)
NET INCOME (LOSS)	(6,863)	533
Earnings (loss) per share:
Basic and diluted	$(0.24)	$0.02
Weighted average number of shares:
Basic and diluted	28,616,877	28,416,877

OTHER FINANCIAL DATA	Three month period ended March 31,
(All amounts in thousands of U.S. dollars)	2008	2007

Net cash provided by operating activities	877	5,663
Net cash used in investing activities	-	(66)
Net cash used in financing activities	(7)	(1,912)

ARIES MARITIME TRANSPORT LIMITED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. Dollars)

	(Unaudited)
	March 31, 2008	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	13,314	12,444
Restricted cash	35	39
Trade receivables, net	4,321	2,219
Other receivables	166	1,033
Derivative financial instruments	-	-
Inventories	2,147	1,969
Prepaid expenses	1,457	1,681
Due from managing agent	848	814
Due from related parties	1,168	-
Vessels and other fixed assets, net- for sale	29,477	-
Total current assets	52,933	20,199
Vessels and other fixed assets, net	362,794	400,838
Deferred charges, net	2,671	2,906
Restricted cash	1,560	1,548
Total non-current assets	367,025	405,292
Total assets	419,958	425,491
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	284,800	284,800
Accounts payable, trade	9,383	8,423
Accrued liabilities	4,388	5,297
Deferred income	1,284	2,291
Derivative financial instruments	9,542	5,936
Deferred revenue	4,541	4,656
Due to related parties	-	594
Total current liabilities	313,938	311,997
Long-term debt, net of current portion	-	-
Deferred revenue	5,297	6,375
Total liabilities	319,235	318,372
Commitments and contingencies
Stockholders’ equity Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.
Common Stock, $0.01 par value, 100 million shares authorized, 28.6 million shares issued and outstanding at December 31, 2007	286	286
Additional paid-in capital	107,300	115,566
Deficit	(6,863)	(8,733)
Total stockholders’ equity	100,723	107,119
Total liabilities and stockholders’ equity	419,958	425,491

SOURCE  Aries Maritime Transport Ltd

Investor and Media Contacts:

Michael Cimini
Vice President
The IGB Group
+1-212-477-8261

Exhibit 10

Aries Maritime Transport Limited Announces
SECOND Quarter 2008 Financial Results

ATHENS, Greece, September 18 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its financial results for the three and six months ended June 30, 2008. The following financial review discusses the results for the three months ended June 30, 2008 compared with the results for the three months ended June 30, 2007 as well as results for the six months ended June 30, 2008 compared with the results for the six months ended June 30, 2007. In June 2008, Aries completed the sale of its three oldest vessels, the Energy 1, MSC Oslo and the Arius, which resulted in a book profit totaling US$13.6 million during the second quarter of 2008. The results for these vessels are reported as discontinued operations.

Second Quarter Results

Revenues of US$19.3 million from continuing operations were recorded for the three months ended June 30, 2008, compared to revenues of US$21.3 million recorded for the three months ended June 30, 2007. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions, total revenues were US$18.1 million and US$19.4 million for the three month periods ended June 30, 2008 and June 30, 2007, respectively. The decrease in revenues is primarily attributable to the lower utilization during the three months ended June 30, 2008 compared to the three months ended June 30, 2007. Vessel operating days totaled 1,092 for both quarters. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Total actual revenue days for the three months ended June 30, 2008 were 1,038 and total actual revenue days for the three months ended June 30, 2007 were 1,065. The Company defines revenue days as the total days the vessels were not out of service.

Net income from continuing operations was US$1.7 million, or US$0.06 basic and diluted earnings per share, for the three months ended June 30, 2008, compared to net income of US$5.4 million, or US$0.19 basic and diluted earnings per share, recorded for the three months ended June 30, 2007.

Results for the three month period ended June 30, 2008, included an unrealized gain of US$3.6 million from the change in the fair value of derivatives. Results for the three month period ended June 30, 2007 include an unrealized gain of US$2.2 million from the aforementioned derivatives.

Net income from continuing and discontinued operations for the three months ended June 30, 2008 was US$13.2 million, or US$0.46 basic and diluted earnings per share, compared to net income of US$4.2 million, or US$0.15 basic and diluted earnings per share, recorded for the three months ended June 30, 2007.

Adjusted EBITDA for the three months ended June 30, 2008 was US$7.8 million compared to US$12.3 million for the three months ended June 30, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Jeff Parry, Chief Executive Officer, commented, “At the onset of the current third quarter, our new management team initiated a review of the Company and developed a comprehensive turnaround plan focused on improving future performance and enhancing shareholder value. Consistent with our period charter approach, we have secured new contracts at favorable rates for the Stena Compass, the Stena Compassion and the MSC Seine. We have also transferred the commercial management of our container vessels in-house as we work to further improve our operating platform. Management remains dedicated to positioning Aries for long-term success and realizing the inherent value in the Company.”

Six-Month Results

Revenues of US$39.3 million were recorded for the six months ended June 30, 2008, compared to revenues of US$43.3 million recorded for the six months ended June 30, 2007. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions, total revenues were US$36.9 million and US$39.2 million for the six month periods ended June 30, 2008 and June 30, 2007, respectively. The decrease in revenues is primarily attributable to the lower utilization during the six months ended June 30, 2008 compared to the six months ended June 30, 2007. During the six months ended June 30, 2008 total vessel operating days were 2,184 compared to total vessel operating days of 2,172 for the six months ended June 30, 2007. Total actual revenue days for the six months ended June 30, 2008 were 2,098 and were 2,144 for the six months ended June 30, 2007.

Net loss from continuing operations was US$3.4 million, or US$0.12 basic and diluted earnings per share, for the six months ended June 30, 2008, compared to net income of US$9.1 million, or US$0.32 basic and diluted earnings per share, recorded for the six months ended June 30, 2007. Results for the six month period ended June 30, 2007 included an unrealized gain of US$1.7 million from the change in the fair value of derivatives.

Net income from continuing and discontinued operations for the six months ended June 30, 2008 was US$6.3 million, or US$0.22 basic and diluted earnings per share, compared to net income of US$4.8 million, or US$0.17 basic and diluted earnings per share, recorded for the six months ended June 30, 2007.

Adjusted EBITDA for the six months ended June 30, 2008 was US$15.9 million compared to US$25.2 million for the six months ended June 30, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report

Aries currently operates a fleet of nine double-hull products tankers and three container ships. In June 2008, the Company completed the sale of the Arius, a 1986-built double-hull products tanker, as well as the Energy 1, a 1989-built container vessel, and its sister ship, the MSC Oslo, for a total net price of approximately US$60.8 million. These transactions resulted in a book profit to earnings totaling US$13.6 million during the second quarter of 2008. The Company used the proceeds to reduce outstanding borrowings under its fully revolving credit facility.

Fleet Deployment

Currently, nine of Aries’ 12 vessels are secured on period charters with established international charterers. The charters have remaining periods ranging from approximately 0.1 to 2.2 years.

On July 18, 2008, Aries announced it renewed the bareboat charters for the Stena Compass, a 2006-built double-hull products tanker, and its sister ship, the Stena Compassion, with Stena Group. The charters will be for 23 to 25 months at a gross rate of US$18,700 per day per vessel, less 2.5% in brokerage commissions. The charters also include a profit-sharing component for Aries equal to 30% of the actual time charter equivalent (TCE) rate achieved above US$26,000 per day per vessel.

On September 15, 2008, Aries commenced a period charter with MSC, the second largest container shipping line in the world, for the CMA CGM Seine, a 1990-built container vessel now named the MSC Seine, following the completion of repairs. The period charter is for a period of 12 months at a net rate of US$14,918.5 per day.

The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/Subcharterer	Expiration of Charterer	Charterhire (net per day)

Products Tankers

Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	US$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	US$14,860
Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	US$19,988
Ostria	38,701 dwt	2000	Spot market	-	-
High Land	41,450 dwt	1992	Spot market	-	-
High Rider	41,502 dwt	1991	Spot market	-	-
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/10	Bareboat charter at rate of $18,232.50 + 30% of profits above US$26,000
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/10	Bareboat charter at rate of $18,232.50 + 30% of profits above US$26,000
Chinook	38,701 dwt	2001	Stena Group	Through 11/08	US$17,062 +50% of US$17,500
Container Saronikos Bridge	2,917 TEU	1990	CMA CGM	Through 5/10	US$20,400
MSC Seine (formerly CMA CGM Seine)	2,917 TEU	1990	MSC	Through 9/09	US$14,918.50
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/09	US$13,300

Summary of Selected Data

ADJUSTED EBITDA RECONCILIATION (1)	Three Months Ended June 30,
(All amounts in US$000’s unless otherwise stated)	2008	2007

NET INCOME FROM CONTINUING OPERATIONS	1,704	5,410
PLUS : NET INTEREST EXPENSE	3,953	4,432
PLUS : DEPRECIATION AND AMORTIZATION	5,806	4,678
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(3,639)	(2,181)
PLUS: STOCK-BASED COMPENSATION	29	-
ADJUSTED EBITDA	7,853	12,339
FLEET DATA
NUMBER OF VESSELS	12	12
NUMBER OF VESSELS ON PERIOD CHARTER	10	11
WEIGHTED AVERAGE AGE OF FLEET	10.3	9.3
OPERATING DAYS (2)	1,092	1,092
REVENUE DAYS (3)	1,038	1,065
AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (4)	18,163	20,001
TOTAL VESSEL OPERATING EXPENSES (5)	8,715	6,315
ADJUSTED EBITDA (6)	7,191	11,299

ADJUSTED EBITDA RECONCILIATION (1)	Six Months Ended June 30,
(All amounts in US$000’s unless otherwise stated)	2008	2007

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(3,389)	9,105
PLUS : NET INTEREST EXPENSE	7,552	8,819
PLUS : DEPRECIATION AND AMORTIZATION	11,312	9,048
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(32)	(1,731)
PLUS: STOCK-BASED COMPENSATION	494	-
ADJUSTED EBITDA	15,937	25,241
FLEET DATA
NUMBER OF VESSELS	12	12
NUMBER OF VESSELS ON PERIOD CHARTER	10	11
WEIGHTED AVERAGE AGE OF FLEET	10.3	9.3
OPERATING DAYS (2)	2,184	2,172
REVENUE DAYS (3)	2,098	2,144
AVERAGE DAILY RESULTS
TIME CHARTER EQUIVALENT RATE (4)	18,402	20,103
TOTAL VESSEL OPERATING EXPENSES (5)	9,076	5,689
ADJUSTED EBITDA (6)	7,297	11,621

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization, stock based compensation expense and change in the fair value of derivatives. The Company’s management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by GAAP.
The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company’s possession for the relevant period.

(3) Revenue days are defined as the total days the vessels were not out of service.

(4) Time Charter Equivalent rate (TCE is determined by dividing revenues from voyages (net of voyage expenses) by actual revenue days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is also adjusted as follows to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter: an assumed TCE of US$24,500 per day has been included in respect of a) the 91 operating days of the vessels for each of the three month periods ended June 30, 2008, March 31, 2008, June 30, 2007 and the 90 operating days of the vessels for the three month period ended March 31, 2007.

(5) Total Vessel Operating Expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:

(6) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Suspension of Quarterly Dividend

On September 12, 2008, Aries announced it suspended payment of its quarterly dividend, effective immediately. The decision follows the new management’s strategic review of the Company’s business and reflects the Company’s focus on improving its long-term strength and operational results. Aries will evaluate the Company’s dividend policy on an ongoing basis.
Conference Call Information

Aries will hold a conference call on Thursday, September 18, 2008, at 10:00 a.m. Eastern Time to discuss results for the second quarter of 2008. To access the conference call, dial +1-877-723-9519 for domestic callers, or +1-719-325-4833 for international callers, and use the reservation number 6140534. Following the teleconference, a replay of the call may be accessed by dialing +1-888-203-1112 for domestic callers, or +1-719-457-0820 for international callers, and using the reservation number 6140534. The replay will be available through October 2, 2008. The conference call will also be webcast live on the Company’s website, http://www.ariesmaritime.com. A replay of the audio webcast will be available following the call through October 2, 2008.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Nine of the Company’s 12 vessels are secured on period charters. Charters for three of the Company’s products tanker vessels currently have profit-sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2008 AND JUNE 30,

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Three month period ended June 30,
	2008	2007
REVENUES:
Revenue from voyages	19,300	21,345
EXPENSES:
Commissions	(230)	(319)
Voyage expenses	(1,273)	(781)
Vessel operating expenses	(6,437)	(4,690)
General and administrative expenses	(1,847)	(795)
Depreciation	(5,945)	(5,965)
Amortization of dry-docking and special survey expense	(1,030)	(656)
Management fees	(463)	(401)
	(17,225)	(13,607)
Net operating income	2,075	7,738
OTHER INCOME (EXPENSES):
Interest expense	(4,028)	(4,605)
Interest received	75	174
Other expenses, net	(57)	(78)
Change in fair value of derivatives	3,639	2,181
Total other expenses, net	(371)	(2,328)
Net / Income from continuing operations	1,704	5,410
Net Income / (Loss) from discontinued operations (including US$13,569 gain on disposal of vessels)	11,448	(1,170)
Net Income
Earnings per share:
Basic and diluted from continuing operations	0.06	0.19
Basic and diluted from discontinued operations	0.40	(0.04)
Basic and diluted	0.46	0.15
Weighted average number of shares:
Basic and diluted	28,616,877	28,478,137

OTHER FINANCIAL DATA	Three month period ended June 30,
(All amounts in thousands of U.S. dollars)	2008	2007

Net cash provided by operating activities	5,386	4,909
Net cash provided by / (used in) investing activities	60,484	(1,506)
Net cash (used in) financing activities	(65,501)	(4,270)

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 AND JUNE 30,

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Six month period ended June 30,
	2008	2007
REVENUES:
Revenue from voyages	39,272	43,372
EXPENSES:
Commissions	(499)	(608)
Voyage expenses	(2,277)	(1,764)
Vessel operating expenses	(13,737)	(9,035)
General and administrative expenses	(3,890)	(1,635)
Depreciation	(11,890)	(11,918)
Amortization of dry-docking and special survey expense	(1,783)	(1,262)
Management fees	(999)	(798)
	(35,075)	(27,020)
Net operating income	4,197	16,352
OTHER INCOME (EXPENSES):
Interest expense	(7,733)	(9,153)
Interest received	181	334
Other expenses, net	(65)	(159)
Change in fair value of derivatives	32	1,731
Total other expenses, net	(7,585)	(7,247)
Net (Loss) / Income from continuing operations	(3,388)	9,105
Net Income / (Loss) from discontinued operations (including US$13,569 gain on disposal of vessels)	9,677	(4,332)
Net Income	6,289	4,773
Earnings per share:
Basic and diluted from continuing operations	(0.12)	0.32
Basic and diluted from discontinued operations	0.34	(0.15)
Basic and diluted	0.22	0.17
Weighted average number of shares:
Basic and diluted	28,616,877	28,478,137

OTHER FINANCIAL DATA	Six month period ended June 30,
(All amounts in thousands of U.S. dollars)	2008	2007

Net cash provided by operating activities	5,976	10,572
Net cash provided by / (used in) investing activities	50,958	(1,572)
Net cash (used in) financing activities	(65,185)	(6,182)

ARIES MARITIME TRANSPORT LIMITED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. Dollars)

	(Unaudited) June 30, 2008	December 31, 2007
ASSETS Current assets
Cash and cash equivalents	4,193	12,444
Restricted cash	7,040	39
Trade receivables, net	5,128	2,219
Other receivables	1,956	1,033
Inventories	1,481	1,969
Prepaid expenses	2,128	1,681
Due from managing agent	2,725	814
Total current assets	24,651	20,199
Vessels and other fixed assets, net	340,711	400,838
Deferred charges, net	2,473	2,906
Restricted cash	1,569	1,548
Total non-current assets	344,753	405,292
Total assets	369,404	425,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	223,710	284,800
Accounts payable, trade	9,482	8,423
Accrued liabilities	8,701	5,297
Deferred income	728	2,291
Derivative financial instruments	5,904	5,936
Deferred revenue	4,456	4,656
Due to related parties	1,169	594
Total current liabilities	254,150	311,997
Deferred revenue	4,213	6,375
Total liabilities	258,363	318,372

Stockholders’ equity
Preferred Stock, US$0.01 par value, 30 million shares authorized, none Common Stock, US$0.01 par value, 100 million shares authorized, 28.6 million shares issued and outstanding at June 30, 2008 (December 31, 2007: 28.6 million)	286	286
Additional paid-in capital	113,199	115,566
Retained Earnings/Deficit	(2,444)	(8,733)
Total stockholders’ equity	111,041	107,119
Total liabilities and stockholders’ equity	369,404	425,491

SOURCE Aries Maritime Transport Ltd

Company Contact:

Richard J.H. Coxall
Chief Financial Officer
Aries Maritime Transport Limited
+30-210-8983787

Investor and Media Contacts:

Michael Cimini
Vice President
The IGB Group
+1-212-477-8261

Exhibit 11

ARIES MARITIME SECURES PERIOD CHARTERS
FOR TWO PRODUCTS TANKERS

ATHENS, Greece, October 2 /PRNewswire-FirstCall/ -- Aries Maritime Transport Limited (NASDAQ: RAMS) today announced that it has reached an agreement to commence a period charter for the High Land, a 1992-built products tanker, and the High Rider, a 1991-built products tanker, with IPG for 12 months at a net rate of $18,525 per day per vessel. The period charter for the High Land commenced on September 29, 2008 and the period charter for the High Rider is expected to commence upon completion of the vessel's current voyage charter on or about October 8, 2008.

Jeff Parry, Chief Executive Officer, commented, “We are pleased to secure attractive period charters for both the High Land and the High Rider. By expanding the period charter coverage for our fleet with these new contracts, combined with our previously announced contract for the MSC Seine, Aries has strengthened its fixed revenue and cash flow streams for the remainder of 2008 and into 2009. Going forward, we will maintain our focus on locking away all of our vessels on profitable period charters over the long term as we continue to implement our comprehensive turnaround plan.”

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Eleven of the Company's 12 vessels are secured on period charters. Charters for three of the Company's products tanker vessels currently have profit-sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

    Investor and Media Contact:

    Michael Cimini
    Vice President
    The IGB Group
    +1-212-477-8261

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: November 24, 2008	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 941193